                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                          GENERAL COMMUNICATION, INC.
       ----------------------------------------------------------------
                               (Name of Issuer)

                             CLASS A COMMON STOCK
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  369385 10 9
                           ------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9                 13G                  Page 2 of 10 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago Investment Corporation    36-2727230

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        ------------------------------------------------------------------------

        5  SOLE VOTING POWER
           301,407 shares; see Item 4 hereto for
           additional information on this holding.

        ------------------------------------------------------------------------

        6  SHARED VOTING POWER

        ------------------------------------------------------------------------

        7  SOLE DISPOSITIVE POWER
           301,407 shares; see Item 4 hereto for
           additional information on this holding.

        ------------------------------------------------------------------------

        8  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   301,407 shares; see Item 4 hereto for additional information on this holding.

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   .82%; reflects holdings of First Chicago Investment Corporation only. See Item 4 hereto for additional information on this holding.

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*
   CO

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 369385 10 9                 13G                  Page 3 of 10 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago Financial Corporation    36-2793711

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        ------------------------------------------------------------------------

        5  SOLE VOTING POWER
           -0-

        ------------------------------------------------------------------------

        6  SHARED VOTING POWER
           -0-

        ------------------------------------------------------------------------

        7  SOLE DISPOSITIVE POWER
           -0-

        ------------------------------------------------------------------------

        8  SHARED DISPOSITIVE POWER
           -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None except indirectly through a wholly-owned subsidiary described herein. See Item 4.

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    -0-

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*
   CO

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 369385 10 9                 13G                  Page 4 of 10 Pages

--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Chicago NBD Corporation    38-1984850

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        ------------------------------------------------------------------------

        5  SOLE VOTING POWER
           -0-

        ------------------------------------------------------------------------

        6  SHARED VOTING POWER
           -0-

        ------------------------------------------------------------------------

        7  SOLE DISPOSITIVE POWER
           -0-

        ------------------------------------------------------------------------

        8  SHARED DISPOSITIVE POWER
           -0-

--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None except indirectly through one or more subsidiaries as described herein. See Item 4 hereof.

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    -0-

--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*
   HC CO

--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            --------------

            General Communication, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            2550 Denali Street
            Suite 1000
            Anchorage, Alaska   99503

Item 2(a).  Name of Person Filing:
            ---------------------

            First Chicago NBD Corporation ("FCN ") is filing this statement on behalf of itself and First Chicago Investment Corporation ("FCIC") and First Chicago Financial Corporation ("FCFC"), subsidiaries of FCN. The agreement of FCN , FCIC and FCFC to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            For FCN , FCIC and FCFC:
            One First National Plaza
            Chicago, Illinois 60670

Item 2(c).  Citizenship:
            -----------

            FCN, FCIC and FCFC are corporations organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Class A Common Stock (the "Class A Common Stock")

Item 2(e).  CUSIP Number
            ------------

            369385 109

Item 3.     Type of Person Filing:
            ---------------------

            Not applicable.

Item 4.     Ownership:
            ---------

            (a)-(b) The Company and certain of its subsidiaries closed, as of October 31, 1996 ("Event Date"), on certain purchase and acquisition transactions and certain other related agreements ("Transactions"). As a result of the Transactions, the Company through certain subsidiaries acquired, as of the Event Date, interests in seven cable companies providing services in Alaska.

            Pursuant to one of the Transactions, shares of Class A Common Stock (the "Prime Company Shares") were distributed to FCIC and certain other parties. The Prime Company Shares distributed to FCIC were acquired for investment purposes, and FCIC intends to review continuously and monitor its investment in the Company.

            The holders of the Prime Company Shares, including FCIC, have, pursuant to the Transaction and the Prime Registration Rights Agreement, rights to cause the Company to register pursuant to the Securities Act of 1933, as amended (the "Securities Act"), a portion or all of the Prime Company Shares for secondary offers and sales by the Company on behalf of those holders.

            At closing of the related Transaction, certain recipients of the Prime Company Shares (the "Prime Sellers") entered into a voting agreement (the "New Voting Agreement") with certain other shareholders of the Company with respect to the voting of the Class A Common Stock and the Company's Class B Common Stock, no par value (the "Class B Common Stock"), owned by such parties. The Class B Common Stock owned by certain of the parties is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the parties to such agreement may be deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class A Common Stock. NOTWITHSTANDING THE FOREGOING, FCN, FCIC AND FCFC (EACH, A "REPORTING PERSON") EXPRESSLY DECLARE THAT THE FILING OF THIS SCHEDULE SHALL NOT BE CONSTRUED AS AN ADMISSION THAT ANY SUCH REPORTING PERSON IS, FOR THE PURPOSES OF SECTION 13(D) AND 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS SCHEDULE OTHER THAN THOSE SHARES OF CLASS A COMMON STOCK IN WHICH SUCH REPORTING PERSON HAS A PECUNIARY INTEREST. NO REPORTING PERSON HAS A PECUNIARY INTEREST IN SHARES OF CLASS B COMMON STOCK.

            Pursuant to the New Voting Agreement, the Prime Sellers have the right to nominate two persons to serve on the Board of Directors of the Company ("Company Board"), and the Prime Sellers (and their distributees who agreed in writing to be bound thereby) pursuant to the New Voting Agreement, have the right to nominate individuals to fill those two positions going forward. In part, the New Voting Agreement requires the signatories to the agreement to vote for those two nominees with certain limiting conditions. Class A Common Stock and Class B Common Stock, subject to the New Voting Agreement, are to be voted as one block, to the extent possible, to cause the full membership of the Company Board to be maintained at not less than eight members. Additionally, under the New Voting Agreement, the Class A Common Stock and the Class B Common Stock subject to the New Voting Agreement are to be voted as one block on such other matters which the parties to the New Voting Agreement have unanimously agreed.

            Except as set forth above, the New Voting Agreement does not extend to voting upon other questions or matters on which shareholders will have the right to vote under the Company's Articles of Incorporation, the Company's By-Laws or the laws of the State of Alaska.

            The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company which is scheduled to take place in June, 2001 or until there remains only one party to such agreement, whichever occurs first. However, the parties to the agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A party to the agreement (other than the Prime Sellers and their distributees who elect in writing to be bound thereby) will be subject to the agreement until the party disposes of more than 25% of the votes represented by the party's holdings of Company Common Stock subject to the terms of the agreement. Notwithstanding the foregoing, each party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Sellers and to maintain at least eight members on that board only for so long as either the Prime Sellers (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding Company Class A Common Stock or a certain management agreement is in effect.

           The New Voting Agreement commenced effective as of the Event Date.

           FCIC is the owner of 301,407 Shares representing 0.82% of the outstanding Class A Common Stock. FCN and FCFC may be deemed to beneficially own Shares solely through their direct or indirect ownership of FCIC. The parties to the New Voting Agreement, as of the Event Date, beneficially owned directly approximately 23,020,664 Shares, or approximately 59.06% of the outstanding Class A Common Stock, 2,400,591 Shares of which are available upon the conversion of the same number of shares of Class B Common Stock of the Company held by certain of the parties to the New Voting Agreement.

           EACH REPORTING PERSON EXPRESSLY DECLARES THAT THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS, FOR THE PURPOSES OF SECTION 13(D) OR 13(G) OF THE ACT, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS STATEMENT OTHER THAN THOSE SHARES OF CLASS A COMMON STOCK IN WHICH SUCH REPORTING PERSON HAS A PECUNIARY INTEREST AS SET FORTH IN THIS ITEM 4. NO REPORTING PERSON HAS A PECUNIARY INTEREST IN SHARES OF CLASS B COMMON STOCK OR IN ANY SHARES OF CLASS A COMMON STOCK OTHER THAN THOSE DIRECTLY OWNED BY FCIC.

           Madison Dearborn Advisors, L.P. ("MD Advisors") advises FCIC with respect to the 301,407 shares of Class A Common Stock owned by FCIC. Ten of the general partners of Madison Dearborn Partners V ("MDP") are limited partners of MD Advisors and are officers and shareholders of Madison Dearborn Partners, Inc., the general partner of MD Advisors. MDP also is a Prime Seller and a party to the New Voting Agreement. MDP does not, however, share voting or dispositive power with respect to the shares of Class A Common Stock owned by FCIC. Because of the relationship between MD Advisors and FCIC, MDP and FCIC may be deemed to constitute a group for purposes of section 13(d)(3) of the Act. FCN, FCFC AND FCIC DISCLAIM BENEFICIAL OWNERSHIP OF THE SHARES OF CLASS A COMMON STOCK HELD BY MDP AND DISCLAIM THAT THEY CONSTITUTE A GROUP WITH MDP FOR THE PURPOSES OF SECTION 13(D)(3) OF THE ACT.


           (c) See items 5 and 9 and item 11 on pages two, three and four hereof.

Item 5.    Ownership of Five Percent or Less of a Class:
           --------------------------------------------

           Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
           ------------------------------------------------------------
           Not applicable.

Item 8.    Identification and Classification of Member of the Group:
           --------------------------------------------------------

           Not applicable.

Item 9.    Notice of Dissolution of Group:
           ------------------------------

           Not applicable.

Item 10.   Certification:
           -------------

           Not applicable.

Signature:
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997

                                       FIRST CHICAGO NBD CORPORATION


                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Senior Vice President and Treasurer



                                       FIRST CHICAGO INVESTMENT CORPORATION


                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Senior Vice President and Treasurer




                                       FIRST CHICAGO FINANCIAL CORPORATION


                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Assistant Treasurer

                                                                      EXHIBIT A



                                   AGREEMENT
                                   ---------


          The undersigned hereby agree, pursuant to (Section)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Class A Common Stock of General Communication, Inc.


Date:  February 12, 1997


                                       FIRST CHICAGO NBD CORPORATION

                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Senior Vice President and Treasurer



                                       FIRST CHICAGO INVESTMENT CORPORATION


                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Senior Vice President and Treasurer




                                       FIRST CHICAGO FINANCIAL CORPORATION


                                             /s/ M. Eileen Kennedy
                                       By: _____________________________________
                                             M. Eileen Kennedy
                                             Assistant Treasurer